SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

For the fiscal year ended December 31, 2006

Commission file number 000-21383

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Appalachian Bancshares, Inc.

Employees’ Savings & Profit Sharing Plan and Trust

822 Industrial Boulevard

Ellijay, Georgia 30540

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Appalachian Bancshares, Inc.

822 Industrial Boulevard

Ellijay, Georgia 30540

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

Financial Statements

December 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants

Appalachian Bancshares, Inc.

Employees’ Savings & Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Appalachian Bancshares, Inc. Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with U. S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements of the Plan taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 2006, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia	/s/ Mauldin & Jenkins, LLC
June 28, 2007
Mauldin & Jenkins, LLC

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2006 and 2005

	2006	2005
Assets
Investments at Fair Value
Cash and money market funds	$639,624	$475,484
Mutual funds and collective trusts	815,835	613,702
Sponsor company common stock	7,377,062	6,164,645
Participant loans	122,795	96,733

Total Investments at Fair Value	8,955,316	7,350,564

Receivables
Employer’s contribution receivable	710,150	505,617
Employee contribution receivable	66,397	54,872
Accrued income	2,186	1,508

Total Receivables	778,733	561,997

Total Assets	9,734,049	7,912,561

Liabilities
Other liabilities	29,817	26,358

Total Liabilities	29,817	26,358

Net Assets Available for Benefits	$9,704,232	$7,886,203

See notes to financial statements.

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2006

Additions To Net Assets Attributed To:
Investment Income
Interest and dividends	$34,568
Net realized and unrealized appreciation in fair value of investments	472,228

Total Investment Income	506,796

Contributions
Employer contributions	710,150
Employee contributions	745,197
Rollover contributions	234,509

Total Contributions	1,689,856

Total Additions	2,196,652

Deductions From Net Assets Attributed To:
Plan benefit payments	336,291
Trustee fees	42,332

Total Deductions	378,623

Net Increase	1,818,029
Net Assets Available for Benefits - Beginning of Year	7,886,203

Net Assets Available for Benefits - End of Year	$9,704,232

See notes to financial statements.

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

Note 1 – Summary of Significant Accounting Policies

On October 1, 2001, Appalachian Bancshares, Inc. (the “Company”) adopted the Appalachian Bancshares, Inc. Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) which amended and restated, in its entirety, the Appalachian Bancshares, Inc. Section 401(k) Profit Sharing Plan and Trust. Pentegra Group, Inc. (“Pentegra”) provides administrative services to the Plan through third-party contracts. The Plan is a defined contribution plan covering all full-time employees of Appalachian Bancshares, Inc. who are age eighteen or older. The Plan contains a one-year service requirement for eligibility for employer matching and profit-sharing amounts. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Basis of Accounting – The accompanying financial statements and schedules of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

Administrative Expenses – The administrative expenses of the Plan are paid by the Plan sponsor except for individual participant investment fees.

Valuation and Income Recognition – The Plan’s investments are stated at fair value. Shares of mutual funds/common collective funds are valued at the net asset value of shares held by the Plan at year end. The common shares of the Company are determined by the utilization of unit value accounting. The unit value of the stock fund is valued at the end of each day by dividing total fair value of the fund as of the current day’s end by the total number of units held in the fund by all members as of the previous day’s end. Fair value of the stock fund was determined by quoted market price at December 31, 2006 and 2005. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

Note 1 – Summary of Significant Accounting Policies – Continued

Tax Status – The Internal Revenue Service (the “IRS”) has informed Pentegra, by a favorable approval letter dated March 6, 2003 (the “Favorable Approval Letter”), that the Pentegra Services, Inc. Prototype Non-Standardized Profit Sharing Plan, on which the Plan is based, is acceptable under Section 401 of the Internal Revenue Code (the “IRC”) for use by employers for the benefit of their employees. The Favorable Approval Letter, however, does not represent a ruling or determination as to whether the Plan qualifies under Section 401(a) of the IRC. The Plan has been amended since receiving the last determination letter.

During 2005, the Plan administrator determined that the Plan design was in accordance with the IRC, although the implementation of certain operational procedures may have been interpreted differently than what the Plan document intended. The Plan administrator has researched options available to implement remedial actions that would satisfy the IRS requirements and has taken all reasonable actions necessary to retain the qualified status of the Plan. Subsequent to the Plan’s 2006 year end, a corrective action plan was implemented. An additional $91,729 has been included in the Plan’s receivables to reflect this correction.

Related Party Transactions – Certain investments are shares of the Company’s common stock and qualify as party-in-interest. Also, included in the consolidated expenses of the Company, were expenses paid on behalf of the Plan (see Note 5).

Risks and Uncertainties – Investment securities are exposed to various risks, including those involving interest rates, the securities market, and credit conditions. Due to the level of risk associated with certain investment securities, changes in the values of such investment securities may involve declines in value in the near term and in the long term, and such declines could have a material adverse effect upon participants’ account balances, and the amounts reported in the statements of net assets available for benefits.

Adoption of New Accounting Standard – In December 2005, the FASB issued FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which affects defined contribution pension plans and health and welfare plans that hold fully benefit-responsive investment contracts. This FSP modifies the accounting and reporting requirements for defined contribution plans’ direct and indirect investments in fully benefit-responsive investment contracts. The issuance of this FSP did not have a material impact on the Plan’s net assets or changes in net assets.

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

Note 2 – Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan established to provide benefits to the eligible employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation – Any employee is entitled to participate on the first day of the calendar month following satisfaction of the Plan eligibility requirements. Participation in the Plan is voluntary.

Contributions – Each year, participants may contribute up to 25 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers money market funds, bond funds, equity funds and Company common stock as investment options for participants. Profit-sharing amounts may be contributed at the option of the Company’s Board of Directors. All employer contributions are invested directly in the Company’s common stock. Contributions are subject to certain limitations.

Allocation of Benefits – Profit sharing contributions shall be allocated to each eligible participant’s account in the same ratio as each eligible participant’s salary during such contribution determination period bears to the total of such salary of all eligible participants. A participant shall be eligible for an allocation of employer profit sharing if the participant is employed on the last day of the contribution determination period and, if such period is 12 months with at least 1,000 hours of service. Participants who retired, died or became totally and permanently disabled prior to the last day of the contribution determination period shall also be eligible. Contribution determination period for purposes of determining and allocating employer profit sharing contributions means the Plan year. Forfeitures shall be allocated to eligible participant’s accounts pursuant to the Plan.

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

Note 2 – Description of the Plan – Continued

Vesting – Participants are immediately fully vested in their contributions plus earnings thereon. Upon a participant’s attainment of normal retirement age (65), death or permanent disability or the 6th anniversary of the time the participant commenced participation in the Plan, the participant will become 100% vested. In the event a participant terminates employment, vesting in the employer’s contribution is based on years of credited service as follows:

Years of Credited Service	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Participant Loans – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum as described by the Plan. The loans are secured by the balance in the participant’s account (not to exceed 50% of the participant’s vested account) and bear interest at the Barron’s Prime Rate plus 1% or such other rate as may be required by applicable law and determined by reference to the prevailing interest rate charged by commercial lenders under similar circumstances. Principal and interest is paid ratably through monthly payroll deductions.

Benefit Payments – Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Forfeitures shall be allocated to eligible participants’ accounts pursuant to the Plan. Benefits are recorded when paid.

Forfeited Accounts – Forfeited accounts will be reallocated to participants in the same manner as employer contributions.

Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100 percent vested in their employer contributions.

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

Note 2 – Description of the Plan – Continued

Investment Options – Upon enrollment in the Plan, a participant may direct contributions to the following investments at their discretion:

Stable Value Fund	Nasdaq 100 Index Fund
Moderate Strategic Balanced Fund	US Real Estate Investment Fund
Conservative Strategic Balanced Fund	EAFE Index Fund
Aggressive Strategic Balanced Fund	Passive Long TSY Fund
Equity Index/S&P 500	Appalachian Bancshares, Inc. Common Stock
S&P 500/ Growth Stock Fund	Appalachian Bancshares, Inc.
S&P 500/ Value Stock Fund	Money Market-Escrow Funds
Midcap 400	Government/Money Market
Russell 2000 Stock Fund

Voting Rights – All voting rights on shares of Company stock held in the Plan shall be exercised by the trustee as directed by the Board of Directors of the Company.

Note 3 – Investments

The following presents investments at December 31, 2006 and 2005 that represent 5% or more of the net assets of the Plan:

	2006	2005
Appalachian Bancshares, Inc. Common Stock, 383,224 and 339,276 shares, respectively	$7,377,062	$6,164,645
Appalachian Bancshares, Inc.
Money Market-Escrow Funds	488,163	389,821

	$7,865,225	$6,554,466

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

Note 3 – Investments – Continued

During 2006 and 2005, the investments by the Plan (including gains and losses on investments sold during the year) appreciated in value by $472,228 and $794,788, respectively, as follows:

	2006	2005
Mutual funds and collective trusts	$81,959	$40,135
Common stock	390,269	754,653

	$472,228	$794,788

Note 4 – Non Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments at December 31, 2006 and 2005 is as follows:

	2006	2005
Net Assets:
Sponsor company common stock and cash	$3,164,026	$2,566,375
Employer’s contribution receivable	710,150	505,617

	$3,874,176	$3,071,992

	2006	2005
Changes in Net Assets:
Contributions	$710,150	$505,617
Net appreciation	177,224	264,565
Benefits paid to participants	(90,858)	(10,431)
Interest income	5,668	2,963

	$802,184	$762,714

Note 5 – Party-in-Interest Transactions

At December 31, 2006 and 2005, the Plan held investments in the Company’s common stock valued at $7,377,062 and $6,164,645, respectively. During 2006 and 2005, the Plan’s investment in the Company’s common stock had recognized appreciation of $390,269 and $754,653, respectively.

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

Note 5 – Party-in-Interest Transactions – Continued

Certain Plan investments are shares of mutual funds managed by Pentegra. The Bank of New York is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $9,070 for the year ended December 31, 2006.

During the year ended December 31, 2006, included in the consolidated expenses of Appalachian Bancshares, Inc., were expenses paid on behalf of the Plan in the amount of $75,905. These expenses were for audit and legal fees.

SUPPLEMENTAL SCHEDULES

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

Form 5500, Schedule H, Item 4(i)

Sponsor EIN 58-2242407, Plan Number 001

December 31, 2006

(a), (b) Identity of Issue and Asset Description	(c) Description	(d) Cost		(e) Current Value
Mutual Funds:

Pentegra
Stable Value *	3,122 shares	N/A	**	$32,892

State Street
Moderate Strategic Balanced	6,938 shares	N/A	**	94,765

State Street
Conservative Strategic Balanced	2,539 shares	N/A	**	37,400

State Street
Aggressive Strategic Balanced	5,222 shares	N/A	**	64,755

State Street
Russell 2000	1,544 shares	N/A	**	39,569

State Street
Equity Index/S&P 500	431 shares	N/A	**	115,752

State Street
S&P 500/Growth	2,711 shares	N/A	**	30,913

State Street
S&P 500/Value	5,746 shares	N/A	**	71,276

State Street
Midcap 400	4,990 shares	N/A	**	140,542

State Street
Nasdaq 100 Index Fund	2,728 shares	N/A	**	29,611

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

Form 5500, Schedule H, Item 4(i)

Sponsor EIN 58-2242407, Plan Number 001

December 31, 2006

(a), (b) Identity of Issue and Asset Description	(c) Description	(d) Cost		(e) Current Value

State Street
US Real Estate Invest Fund	1,920 shares	N/A	**	62,813

State Street
EAFE Index Fund	3,159 shares	N/A	**	66,984

State Street
Passive Long TSY Fund	2,697 shares	N/A	**	28,563

Common Stock:
Appalachian Bancshares, Inc. *
Common Stock	383,224 shares	$5,357,328		7,377,062

Appalachian Bancshares, Inc. *
Money Market-Escrow Funds				488,163

State Street
Government/Money Market				151,461

Participant Loans	5.00% to 9.25%
	maturing from
	2007 to 2011	—		122,795

		$5,357,328		$8,955,316

*	Indicates a party-in-interest
**	Cost information has been omitted for participant directed investments

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

Form 5500, Schedule H, Item 4(i)

Sponsor EIN 58-2242407, Plan Number 001

December 31, 2006

(a), (b) Identify of Issue and Asset Description	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Gain (Loss)
Appalachian Bancshares, Inc. Common Stock	$618,421	$—	$618,421	$618,421	$—

*	The definition of a reportable transaction is a transaction that exceeds 5% of the current value of the Plan assets as of the beginning of the Plan year including: a single transaction within the Plan year; any series of transactions with, or in conjunction with, the same person, involving property other than securities; any series of transactions involving securities of the same issue within the Plan year; any transaction within the Plan year with respect to securities with, or in conjunction with, a person if any prior or subsequent single securities transaction with that person.

REQUIRED INFORMATION

Financial Statements

4.	In lieu of the requirements of Items 1 through 3, audited financial statements prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2006 and 2005 are presented on pages 1 through 10.

Exhibits. The following exhibits are filed with this statement:

Exhibit No.	Description
23.1	Consent of Mauldin & Jenkins, LLC

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Appalachian Bancshares, Inc. Employees’ Savings & Profit Sharing Plan and Trust

Date: June 28, 2007	By:	/s/ Tracy R. Newton
Tracy R. Newton
On behalf of the Administrative Committee

EXHIBITS

To

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

Year Ended December 31, 2006

Exhibit Index

Exhibit No.	Description
23.1	Consent of Mauldin & Jenkins, LLC